UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GAFISA S.A.
(Name of Issuer)
Common Shares and American Depositary Shares (each American Depositary Share representing two (2) common shares of Gafisa S.A.)
(Title of Class of Securities)
362607301
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	362607301

1	Names of Reporting Persons
Polo Capital Internacional Gestão de Recursos Ltda.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Brazil
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
41,121,280[1]
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
41,121,280
9	Aggregate Amount Beneficially Owned by Each Reporting Person
41,121,280
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
10.88%
12	Type of Reporting Person (See Instructions)
OO

1The 41,121,280 Common Shares beneficially owned consist of 37,497,206 Common Shares and 1,812,037 American Depositary Shares (each representing the right to receive two common shares).

CUSIP No.	362607301

1	Names of Reporting Persons
Claudio Jose Carvalho de Andrade
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Brazil
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
349,000
	6	Shared Voting Power
52,919,900
	7	Sole Dispositive Power
349,000
	8	Shared Dispositive Power
52,919,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person
53,268,900[2]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
14.09%
12	Type of Reporting Person (See Instructions)
IN

2 The 53,268,900 Common Shares beneficially owned consist of 49,644,826 Common Shares and 1,812,037 American Depositary Shares (each representing the right to receive two common shares).

CUSIP No.	362607301

1	Names of Reporting Persons
Polo Edge Fund
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
26,050,074[3]
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
26,050,074
9	Aggregate Amount Beneficially Owned by Each Reporting Person
26,050,074
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.89%
12	Type of Reporting Person (See Instructions)
CO

3 The 26,050,074 Common Shares beneficially owned consist of 22,426,000 Common Shares and 1,812,037 American Depositary Shares (each representing the right to receive two common shares).

Item 1.
(a)          Name of Issuer: Gafisa S.A.
(b)          Address of Issuer's Principal Executive Offices:

Av. Nações Unidas, 8501 – 19º andar
05425-070
São Paulo, SP
Brazil
Item 2.
(a)	Name of Person Filing:
Polo Capital Internacional Gestão de Recursos Ltda.
Claudio Jose Carvalho de Andrade
Polo Edge Fund
(b)	Address of Principal Business Office or, if None, Residence:
Polo Capital Internacional Gestão de Recursos Ltda.: Av. Ataulfo de Paiva, 204, 11º andar, Rio de Janeiro, RJ – 22440-033, Brazil
Claudio Jose Carvalho de Andrade: Av. Ataulfo de Paiva, 204, 10º andar, Rio de Janeiro, RJ – 22440-033, Brazil

Polo Edge Fund: Citi Hedge Fund Services (Cayman) Ltd., Cayman Corporate Center, 27 Hospital Road, P.O. Box 10293, George Town, Grand Cayman KY1-1003, Cayman Islands
(c)	Citizenship:
Polo Capital Internacional Gestão de Recursos Ltda.: Brazil
Claudio Jose Carvalho de Andrade: Brazil
Polo Edge Fund: Cayman Islands
(d)	Title and Class of Securities:
Common Stock and American Depositary Shares (each representing two common shares)
(e)	CUSIP No.: 362607301

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.          Ownership

(a)	Amount beneficially owned:

Polo Capital Internacional Gestão de Recursos Ltda. – 41,121,280 common shares Claudio Jose Carvalho de Andrade – 53,268,900 common shares Polo Edge Fund – 26,050,074 common shares

(b)	Percent of class:

Polo Capital Internacional Gestão de Recursos Ltda. – 10.88% Claudio Jose Carvalho de Andrade – 14.09% Polo Edge Fund – 6.89%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	Polo Capital Internacional Gestão de Recursos Ltda. –0 Claudio Jose Carvalho de Andrade – 349,000 Polo Edge Fund – 0

	(ii)	Shared power to vote or to direct the vote	Polo Capital Internacional Gestão de Recursos Ltda. – 41,121,280 Claudio Jose Carvalho de Andrade – 53,268,900 Polo Edge Fund – 26,050,074

	(iii)	Sole power to dispose or to direct the disposition of	Polo Capital Internacional Gestão de Recursos Ltda. – 0 Claudio Jose Carvalho de Andrade – 349,000 Polo Edge Fund – 0

	(iv)	Shared power to dispose or to direct the disposition of	Polo Capital Internacional Gestão de Recursos Ltda. – 41,121,280 Claudio Jose Carvalho de Andrade – 53,268,900 Polo Edge Fund – 26,050,074

Item 5.          Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
All securities reported in this Schedule 13G are owned by advisory clients of Polo Capital Internacional Gestão de Recursos Ltda. and/or its affiliate. Except for Polo Edge Fund (as reported above), none of the advisory clients individually own more than 5% of the outstanding shares.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.
Item 8.	Identification and classification of members of the group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  02/13/17

Polo Capital Internacional Gestão de Recursos Ltda.
/s/ Claudio Jose Carvalho de Andrade
Name: Claudio Jose Carvalho de Andrade
Title: Authorized signatory

Claudio Jose Carvalho de Andrade
/s/ Claudio Jose Carvalho de Andrade

Polo Edge Fund
/s/ Claudio Jose Carvalho de Andrade
Name: Claudio Jose Carvalho de Andrade
Title: Director
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Shares and American Depositary Shares, each representing two (2) common shares of Gafisa S.A. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.  The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.
DATED: 02/13/17

Polo Capital Internacional Gestão de Recursos Ltda.
/s/ Claudio Jose Carvalho de Andrade
Name: Claudio Jose Carvalho de Andrade
Title: Authorized sinatory

Claudio Jose Carvalho de Andrade
/s/ Claudio Jose Carvalho de Andrade

Polo Edge Fund
/s/ Claudio Jose Carvalho de Andrade
Name: Claudio Jose Carvalho de Andrade
Title: Director

SK 26002 0002 7413785